Exhibit 4.9

AMENDMENT TO CERTIFICATE OF DESIGNATION

This Amendment to Certificate of Preferences, Rights and Limitations of Series A 10% Convertible Preferred Stock of Marine Park Holdings, Inc., is made as of the 1st day of December 2008.

Reference is made to that certain Certificate Of Designation of Preferences, Rights and Limitations of Series A 10% Convertible Preferred Stock of Marine Park Holdings, Inc., pursuant to Section 151 of the Delaware General Corporation Law (the “Certificate”).  Capitalized terms defined in the Certificate and not otherwise defined herein shall have the same meanings as ascribed to them in the Certificate.

The undersigned, Richard D. Brounstein, Executive Vice President, Chief Financial Officer and Secretary of NewCardio, Inc., hereby certifies that, by a vote of more than 67% of the holders of the Series A 10% Convertible Preferred Stock (“Series A Preferred”) of the Corporation, the Certificate is amended as follows:

1.  The description of the Certificate shall be amended and restated to read as follows:
“NewCardio, Inc.
Certificate of Preferences, Rights and Limitations of
Series A 10% Convertible Preferred Stock”.

2.  The term “Corporation” shall mean “NewCardio, Inc., a Delaware corporation”.

3.  Paragraph 2 of the Certificate shall be amended and restated to read:

 “The Corporation is authorized to issue 1,000,000 shares of preferred stock, of which 8,200 shares have been issued.”

4.  A new paragraph “d)” shall be added to Section 3 of the Certificate, which shall read as follows:

 “d)              On November 26, 2008 (the “Restructure Date”), a final dividend (the “Final Dividend”), in lieu of all accrued dividends through the Restructure Date, shall be paid to each holder of Series A Preferred on the Conversion Date, in the form of a distribution of a total of shares of Series B Convertible Preferred Stock of the Corporation (“Series B Preferred”), as follows:

Series A Preferred Holder	Dividend In Series B Preferred

Vision Opportunity Master Fund, Ltd.	894
Vision Capital Advantage Fund, L.P	264
Platinum – Montaur Life Sciences, LLC	463
Enable Capital Management, LP	17
Harborview Master Fund LP	53
Monarch Capital Fund, Ltd.	53
Adamas Fund, LLLP	24

The distribution of Series B Preferred shown above is based on a pro rata distribution to such holders of Series A Preferred, based on their percentage ownership of Series A Preferred on the date hereof.  In the event that any Series A Preferred holder converts any portion of its Series A Preferred prior to the Restructure Date, then it shall receive a distribution of Series B Preferred based upon its pro rata ownership on the Restructure Date and the Company shall have no obligation to (re)distribute to the holders of Series A Preferred on the Restructure Date any of the Series B Preferred that would have been distributed to such Series A Preferred holder on the Restructure Date had it not converted such portion of its Series A Preferred prior to the Restructure Date, with the number of Series B Preferred to be rounded up or down to the nearest whole number.”

5.  A new paragraph “f)” shall be added to Section 6 of the Certificate, which shall read as follows:

“f)              On the Restructure Date, contemporaneously with the distribution of the Final Dividend, each share of Series A Preferred shall be converted into Series B Preferred at the rate of 105 shares of Series B Preferred for every 100 shares of Series A Preferred, with the number of Series B Preferred to be rounded up or down to the nearest whole number.”

        IN WITNESS WHEREOF, the undersigned has executed this Amendment to Certificate of Preferences, Rights and Limitations of Series A 10% Convertible Preferred Stock this 1st day of December 2008.

s/s Richard D. Brounstein
Name: Richard D. Brounstein
 Title:  Executive Vice President, CFO & Secretary